

September 11, 2024

Scott Lindquist
Executive Vice President and Chief Financial Officer
CNA Financial Corporation
151 N. Franklin
Chicago, IL 60606

      Re: CNA Financial Corporation
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-05823

Dear Scott Lindquist:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Finance